Oatly Group AB

Jagaregatan 4

211 19 Malmö

Sweden

May 17, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Mandy Hooker

John Cash

Geoff Kruczek

Asia Timmons-Pierce

Re:	Oatly Group AB

Registration Statement on Form F-1 (File No. 333-255344)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-255344) (the “Registration Statement”) of Oatly Group AB (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 19, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Oatly Group AB

By:	/s/ Toni Petersson
Name: Toni Petersson
Title: Chief Executive Officer

cc:	(via email)

Christian Hanke, Oatly Group AB

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Alexander D. Lynch, Weil, Gotshal & Manges LLP

Barbra J. Broudy, Weil, Gotshal & Manges LLP